ATS-N/CA: Part III: Manner of Operations

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Firm Orders: The LeveL ATS attempts to effect an "Opening Cross" of all Firm Orders on a security-by-security basis. For each security, after the LeveL ATS has received a trade report marked "last sale eligible" (the "Opening Trade Report"), the LeveL ATS will attempt to cross all eligible open Firm Orders at the price noted in the Opening Trade Report. If the LeveL ATS attempts to effect an Opening Cross at a price outside the NBBO, the Opening Cross will not occur.

For purposes of the Opening Cross, Firm Orders are typically matched on strict time priority (e.g., to the extent both orders have eligible limit prices, a buy order with a higher limit price will generally not have priority over a buy order received earlier with a lower limit price and orders are not crossed on a pro rata basis). However, Luminex has discovered that if buy and sell orders for the Opening Cross are entered in a specific sequence, it is possible that the Opening Cross may execute such orders in price priority rather than time priority. The identified example could operate as follows:

Assume that three marketable Firm orders have been entered prior to the Opening Cross: a buy (B1) for 100 shares at $19.50; a second buy (B2) for 100 shares at $19.75; and, a sell (S) of 100 shares at the market. In this instance, assume the NBBO is $19.00 x $20.00 and the price noted in the Opening Trade Report is $19.25. If the sell order (S) is entered prior to both buy orders (B1 and B2), it is possible that B2 could execute against S instead of the expected B1.

Luminex intends that the Opening Cross function on a strict time priority in all cases. As a result, the above scenario is being corrected and the system correction is expected to be made by June 17, 2022.

IOC and Enhanced IOC Firm Orders are not eligible to participate in the Opening Cross. After the security's Opening Cross (or any attempted Opening Cross), any unmatched Firm Orders (including the unmatched portion of any order) will, subject to their terms, remain eligible for execution and will match in accordance with the LeveL ATS's standard matching logic. The LeveL ATS accepts Conditional Orders prior to any Opening Cross, but Conditional Orders are not eligible to participate in an Opening Cross. Firm-Up Orders, by their terms, will not participate in an Opening Cross.

The LeveL ATS does not effect a "reopening cross" of Firm Orders following a suspension in trading. Rather, all open interest ~~will~~ is intended to be eligible for matching and execution in accordance with the ATS's standard matching logic. There are certain scenarios similar to that described with respect to the Opening Cross where orders may not be matched in accordance with the ATS's standard matching logic if orders are entered in a particular sequence. This is also being corrected, and this correction is also expected to be made by June 17, 2022.

Full Day VWAP Orders: The LeveL ATS separately attempts to cross all open Full Day VWAP Orders at 9:28 a.m. ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contraside Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders that match and anchor during the Full Day VWAP Cross receive an execution price equal to the security's VWAP for the trading day. The LeveL ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.	As noted in subpart (a) above, the LeveL ATS attempts to effect an Opening Cross on a security-by-security basis at the start of each trading day. After the security's Opening Cross (or any attempted Opening Cross), any unmatched orders (including the unmatched portion of any order) will, subject to their terms, remain eligible for execution and will match in accordance with the LeveL ATS's standard matching logic. The LeveL ATS accepts Conditional Orders prior to any Opening Cross, but Conditional Orders are not eligible to participate in an Opening Cross. Firm-Up Orders, by their terms, will not participate in an Opening Cross. As separately noted in subpart (a) above, the ATS effects a Full Day VWAP Cross each trading day at 9:28 a.m. ET. Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day and receive an execution price equal to the security's VWAP for the trading day. "Anchored" orders are ineligible to match with other orders in the LeveL ATS. The ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross. Subscribers may submit Conditional VWAP Block Orders starting at 7:30 a.m. ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the Opening Trade Report for the relevant security (as defined in subpart (a) above). There is no "opening cross" for Conditional VWAP Block Orders. By their terms, Firm VWAP Block Orders may not be submitted prior to the Opening Trade Report.

	Subscribers may submit Conditional VWAP Sliced Orders starting at 7:30 a.m. ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the Opening Trade Report for the relevant security (as defined in subpart (a) above). There is no "opening cross" for Conditional VWAP Sliced Orders. By their terms, Firm VWAP Sliced Orders may not be submitted prior to the Opening Trade Report. The LeveL ATS does not effect a "reopening cross" following a suspension in trading. Rather, all open interest will be eligible for matching and execution in accordance with the LeveL ATS's standard matching logic.
d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No
e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?	○ Yes ⦿ No